300 -1055 W. Hastings Street

Vancouver, BC, Canada V6E 2S9

Ph: 604.685.5492 Fax: 604.684.6024

www.buffalogold.ca

FOR IMMEDIATE RELEASE

BUFFALO GOLD WELCOMES ADDITIONS TO ITS TEAM

Vancouver, B.C, December 13, 2005 - Buffalo Gold Ltd. (TSX-V: BUF.U) is pleased to announce the following appointments to their Management and Exploration team:

Stephen E. Flechner has been appointed Vice President and General Counsel for Buffalo Gold.  Mr. Flechner holds a Doctorate in Law from Yale University and is the former Vice President, Secretary and General Counsel of Gold Fields Mining Corporation (“GFMC”). In that position, he established & directed corporate legal, land and environmental functions to acquire, permit, finance, develop and expand low cost heap-leach gold mining operations at Ortiz in New Mexico, at Mesquite in California, and at Chimney Creek in Nevada. These mines produced over 400,000 ounces of gold/year, grossing over $175 million annually, with high profitability.

Mr. Flechner drafted/negotiated $150 million of gold loans and equipment leases with Chase, Citibank, Mellon and Westpac. He served on corporate budget, strategic planning, environmental compliance, community relations, & personnel-policy committees, as GFMC grew from 20 to 1200 personnel with increasing profits. Steve’s international mining industry experience, including Australia, Bolivia, Canada, Chile, Ghana, Ireland, Kazakhstan, Mexico, & Slovakia, in addition to mine-building in the USA, are indicative of his ability to get-things-done within various cultures and to contribute as an integral part of Buffalo’s growth.

The Board of Directors would also like to welcome Mr. Greg Moseley, M.Sc., as the Vice President of Exploration.  Mr. Moseley holds a Master’s degree in Exploration Geology from the Royal School of Mines in London and brings over forty years in the exploration business, mainly in Africa and South America. After 18 years with Gencor, including eight years as Exploration Director for South America and four years as Technical Manager in Africa, he joined Vengold as VP of Exploration in Venezuela.  In 1993, he co-founded Exploro Minerals, an exploration company focused mainly in Brazil, Peru and Chile.  Mr. Moseley has been involved in the discovery of several viable mines throughout his career including diamonds, base metals and gold.  He will be responsible for leading the technical oversight of existing operations at the Mt. Kare project in Papua New Guinea. Buffalo is pleased to have someone of Mr. Moseley’s calibre join their team.

Buffalo has also retained Ms. Julie Hajduk to implement and provide investor relations services on behalf of the Company for a period of twelve months. Ms. Hajduk has dedicated her career to the management and shareholder communications for both public and start up companies. She has a strong mix of managerial and market experience. Her responsibilities will include maintaining shareholder relations, communications with the investment community, media relations and corporate branding. Ms. Hajduk will receive consulting fees of $4,000 per month. She does not presently own any shares of Buffalo but may in the future acquire shares of Buffalo for investment purposes.

The aforementioned appointments will greatly enhance the existing strong management team of Mr. John V. Tully, President, Mr. Damien Reynolds, Chairman and Chief Executive Officer, Mr. Simon Anderson, C.A., Chief Financial Officer and Secretary, Mr. Douglas S. Turnbull, H.B.Sc., P.Geo, Director, and Mr. J.G. Stewart, Director.

Mr. Tully, President, has over forty years experience in geology, engineering and mining operations, including expertise in underground mine design, mine operations, underground mine capital and operating cost estimates, mining geology, ore reserve calculations, site project management of development programs and economic evaluations of mine operations around the world. Mr. Tully is a Qualified Professional Geoscientist registered with the Association of Professional Engineers and Geoscientists of British Columbia.

Mr. Reynolds, Chairman and CEO, has been involved in the junior resource sector for over twenty years.

In addition to Buffalo Gold, he is the Chairman of Tournigan Gold Corp. Tournigan is a gold and uranium exploration and development company that is advancing two gold projects towards production in Europe and also developing projects in Europe hosting an historic resource of 48 million pounds of uranium. Mr. Reynolds recently formed and is also the Chairman and CEO of Longview Strategies Incorporated, a publicly-traded resource and investment company.

Mr. Anderson, C.A., CFO and Secretary, has experience on an international level with accounting and consulting. Previously, he was a partner with BDO Dunwoody where he specialised in mergers, acquisitions and valuations. Mr. Anderson has served as a director or senior officer of a number of public companies since 1996.

Mr. Turnbull, Director, is a consulting geologist with over twenty years experience in diamond, precious and base metal exploration. Mr. Turnbull holds an Honours Bachelor of Science degree in geology is a Qualified Professional Geoscientist recognised by the Association of Professional Engineers and Geoscientists of British Columbia. Mr. Turnbull was an integral part of the exploration teams responsible for the exploration and development of the Eskay Creek Gold Deposit in British Columbia, Canada, the Petaquilla Cu-Au Porphyry deposit in Panama and currently the Mt. Kare project, Buffalo’s flagship property in Papua New Guinea. Currently, Mr. Turnbull is the President of Centrasia Mining Corp., a publicly-traded resource company.

Mr. Stewart, Director, is an accomplished lawyer who has practised law in both private practice and as corporate counsel since 1984. He has extensive experience in the fields of mining, corporate finance and securities law.  Mr. Stewart has served as a director or senior officer for a number of public companies including Prime Equities Ltd., Adrian Resources Ltd., and Madison Minerals Inc., in addition to being involved in mineral exploration and development projects throughout North, Central, South America and Australasia.

The appointments of Messrs. Moseley and Flechner and Ms. Hajduk will allow Buffalo to aggressively advance exploration and development of the Mt. Kare Property and to determine the full potential of this world-class property.  In connection with these appointments, Buffalo has, subject to regulatory approval, granted share incentive options to employees and officers of Buffalo entitling purchase up to 750,000 shares of Buffalo at a price of USD$0.37.5 until December 13, 2010.

About BUF.U:

Buffalo Gold Ltd., headquartered in Vancouver, Canada is actively engaged in exploring and developing mineral properties globally. Management is dedicated to maximizing shareholder value through growth strategies that emphasize careful opportunity assessment and vigilant project management.

To find out more about Buffalo Gold Ltd. (TSX-V: BUF.U) please visit our website at www.buffalogold.ca

On Behalf of the Board of Directors of

BUFFALO GOLD LTD.

“Damien Reynolds”

________________________

Damien Reynolds,

Chairman of the Board and Chief Executive Officer

For further information please contact:

Julie Hajduk, Investor Relations

Buffalo Gold Ltd.,

Tel: 604.685.5492

E-mail: julie@buffalogold.ca

The TSX Venture Exchange has not reviewed and does not accept responsibility for the accuracy of this press release